April 10, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 13, 2017

File No. 333-216050

Ladies and Gentlemen:

Set forth below are the responses of Liberty Oilfield Services Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 6, 2017, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-216050, filed with the Commission on March 13, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 2 to Registration Statement on Form S-1 unless otherwise specified.

Prospectus Summary, page 1

1.	We have considered your revisions and response to prior comment 1. Please supplementally provide us with highlighted copies of the materials, both publicly available and customer-prepared, that served as the basis for these assertions regarding your innovations in stimulation design and execution which complete more productive and cost effective wells in shorter times for your clients. Alternatively, please revise to clarify that these statements constitute your belief.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that while we possess materials that we believe support our statements regarding our innovations and performance, we have revised the Registration Statement to clarify that these statements constitute our belief. Please see pages 4 and 75 of Amendment No. 2.

Securities and Exchange Commission

April 10, 2017

Prospectus Summary

Liberty Oilfield Services Inc.

Industry Trends and Market Recovery, page 2

2.	Please further supplement your disclosure in the section pertaining to stabilized hydrocarbon prices, to the extent material, to address potential trends that may be extrapolated from your reduced revenue per average active HHP, which you attribute to continued service pricing decreases in your period to period comparisons in the MD&A section.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that, as noted in the Staff’s comment, revenue per average active HHP is tied to service pricing, and we believe we have adequately discussed trends in pricing in the “Industry Trends and Market Recovery” section. However, we have revised the Registration Statement to specifically address potential trends that may be extrapolated from our reduced revenue per average active HHP, noting that while the revenue per average active HHP for the year ended December 31, 2016 was less than for the year ended December 31, 2015, revenue per average active HHP increased over the prior quarter in each of the second, third and fourth quarters of 2016 (see page 66 of Amendment No. 2). Additionally, we have revised the Registration Statement to reference the “Risk Factors” section, where we discuss the impact of potential trends that may occur as a result of decreases in capital spending by E&P companies, and the “Management’s Discussion and Analysis of Financial Results and Operations” section, where we discuss revenue per average active HHP in greater depth. Please see pages 2, 3, 24, and 82 of Amendment No. 2.

Prospectus Summary, page 1

Corporate Reorganization, page 8

3.	We have read your response to prior comments 6 and 7 regarding the policies that you will apply in recognizing tax assets and liabilities under your Tax Receivable Agreements when unit holders elect redemption, and in adjusting those accounts for subsequent changes in circumstances. We understand from various disclosures that you expect some unit holders will elect redemption at the time of the offering, and that you will utilize offering proceeds to acquire some units of Liberty LLC.

Please disclose your expectations regarding the number of units to be acquired and the extent to which cash or Class A common shares will be utilized. As you indicate uncertainty regarding the number of elections that will occur in connection with the offering, also disclose the range of reasonably possible redemptions, along with the accounting effects associated with each scenario, including the tax assets, valuation allowances and liabilities that would be recorded in your financial statements.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we anticipate disclosing a specific number of Liberty LLC Units that will be purchased by us with a portion of

Securities and Exchange Commission

April 10, 2017

the proceeds of the offering. We have revised the Registration Statement to include the disclosures below. As we do not currently have all the data necessary to complete all the calculations for the current submission of Amendment No. 2, we have left the values blank below pending completion of our valuation / pricing submission in a subsequent Amendment to the Registration Statement. Such data includes per-share range of prices and the anticipated number of shares to be sold (each of which will be determined based on further discussions with the underwriters and market conditions shortly before launch of the offering).

Please see page 12 of Amendment No. 2 for the revised disclosures presented below:

As described above in step (g), we will use approximately $         to purchase              Liberty LLC Units from the Liberty Unit Holders. Such purchases from the Liberty Unit Holders would result in an increase to our estimated tax basis of approximately $        , and we would record an estimated incremental deferred tax asset of approximately $         and a corresponding TRA liability of $        . However, as we expect to initially record a full valuation allowance for the incremental deferred tax asset due to the uncertainty of realization of the deferred tax asset, we expect the associated TRA liability will likewise be zero. If the underwriters exercise their option to purchase additional shares in full, our estimated tax basis would increase by approximately $        , and we would record an additional $         of deferred tax asset, initially subject to a full valuation allowance. A $1 increase or decrease in the assumed initial public offering price (the mid-point of the range set forth on the cover of this prospectus) would result in an approximate $         increase (or decrease) in the estimated tax basis and $         increase (or decrease) in the incremental deferred tax asset, in each case, initially subject to a full valuation allowance.

To assist the Staff in understanding the range of possible purchases and the accounting effects of each scenario, we are providing the Staff the following table with calculations of the expected TRA Liability, Tax Basis Step Up and Incremental Deferred Tax Asset for a variety of assumed offering sizes. Because the Registration Statement will ultimately include a specific offering size, we have not included the ranges set forth below in Amendment No. 2. For purposes of this tabular presentation, we have not presented information that would vary based on whether the underwriters exercise their option to purchase additional shares, but we will provide such information in a pricing submission.

Offering Size	Liberty LLC Units Purchased from Liberty Unit Holders	Net Price per Unit (i)	Estimated Tax Basis Step Up	Incremental Gross Deferred Tax Asset (ii)	Gross TRA Liability (iii)
(in millions)			(in millions)
$367.6	3,693,913	$15.98	$20.3	$29.8	$25.3
$400.0	3,693,913	$17.39	$22.2	$32.7	$27.8
$432.4	3,693,913	$18.80	$24.2	$35.6	$30.2
(i)	Price per unit is net of 6% underwriter fee.
(ii)	We expect to record a full valuation allowance associated with the incremental deferred tax asset.
(iii)	As a result of the full valuation allowance associated with the incremental deferred tax asset, the initial TRA liability will be zero.

4. Please expand your disclosures to describe the utility/purpose of the call right and the circumstances that will lead you to exercise this right and acquire LLC units directly, rather than having Liberty LLC acquire the units when redemptions occur. Also describe the circumstances that will determine whether you will utilize cash or issue Class A common shares as consideration for the units of Liberty LLC.

Securities and Exchange Commission

April 10, 2017

RESPONSE: We advise the staff that, upon the exercise of the Redemption Right by a Liberty Unit Holder, the number of shares of Class A common stock or cash purchase price, as applicable, paid to such holder would be the same if Liberty LLC redeemed the relevant Liberty LLC Units or if we exercised the call right to acquire the relevant Liberty LLC Units directly. The call right merely provides administrative convenience and flexibility to us and Liberty LLC. For example, if new shares of Class A common stock were being issued, settlement would likely involve a direct transfer from us to the Liberty Unit Holder (i.e., pursuant to the call right), obviating the need to transfer the shares of Class A common stock to Liberty LLC and then for Liberty LLC to transfer the same shares again to the Liberty Unit Holder. We respectfully submit that the purpose of the call right does not provide meaningful additional information to investors, and so we have merely revised the Registration Statement to indicate that the call right is “for administrative convenience.” Please see pages 11 and 108 of Amendment No. 2.

With respect to the second portion of comment #4, we will determine whether to utilize cash or issue Class A common stock as consideration based on facts in existence at the time of decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, and the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Liberty LLC Units and alternative uses for such cash. Furthermore, the cash election might be made in a situation in which we were already planning to undertake an offering or where the cash election could be funded through at-the-market offerings. Please see pages 11 and 108 of Amendment No. 2.

5.	Please expand your disclosure to clarify whether payments under the Tax Receivable Agreements are limited to periods subsequent to an exchange; also whether payments will include any consideration relative to the unit holders interest in Liberty LLC prior to an exchange, incremental to the tax assets that are expected to arise based on the value of cash paid or Class A common shares issued to acquire the units.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that payments under the Tax Receivable Agreements are generally limited to periods subsequent to a redemption or purchase of Liberty LLC Units. As set forth on pages 11 and 12 of Amendment No. 2, payments will generally be made under the Tax Receivable Agreements as we realize actual cash tax savings in periods after this offering from tax benefits covered by the Tax Receivable Agreements (provided that if we experience a change of control or the Tax Receivable Agreements terminate early at our election or as a result of a breach, we could be required to make an immediate lump-sum payment in advance of any actual cash tax savings). Please see pages 12 and 112 of Amendment No. 2 for additional clarifying disclosure.

As described on page 11 of Amendment No. 2, the tax benefits covered by the first of our Tax Receivable Agreements are (i) certain increases in tax basis that occur as a result of the acquisition of Liberty LLC Units in connection with this offering (please see the response to comment #3 above) or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest and additional tax basis arising from any payments we make under this Tax Receivable Agreement. There will be no payment under this Tax Receivable Agreement relating to a Liberty Unit Holder’s interest in Liberty LLC prior to an acquisition of Liberty LLC Units; all payments will relate to the increase in tax basis that is expected to arise as a result of the

Securities and Exchange Commission

April 10, 2017

acquisition of Liberty LLC Units, the amount of which will be based on the value of the cash paid or Class A common shares issued to acquire such units (provided that if we experience a change of control and do not exercise our right to cause holders to exercise their Redemption Right in connection with such change of control or if the Tax Receivable Agreement terminates early at our election or as a result of a breach, the immediate lump-sum payment we would be required to make would be based on a deemed acquisition of Liberty LLC Units at such time).

As described on page 12 of Amendment No. 2, the tax benefits covered by the second of our Tax Receivable Agreements are (i) net operating losses available to us as a result of certain reorganization transactions entered into in connection with this offering (i.e., as a result of our indirect acquisition of a number of Liberty LLC Units through the acquisition of an existing corporate owner of those Liberty LLC Units) and (ii) imputed interest arising from any payments we make under this Tax Receivable Agreement. The net operating losses covered by this Tax Receivable Agreement were generated prior to the date of this offering but would not have been available to us absent our acquisition of the existing corporate owner discussed above.

The Offering, page 15

6.	Please revise to disclose the voting interests of the Liberty Unit Holders and other Legacy Owners for their respective shares of Class A and Class B common stock after giving effect to this offering.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. The number of shares of Class A common stock, Class B common stock and related voting interests of the Liberty Unit Holders and other Legacy Owners will be determined in connection with pricing, and such information will be provided in connection with a subsequent Amendment to the Registration Statement. After giving effect to the offering, the Liberty Unit Holders and other Legacy Owners will own more than 50% of the voting interests. Please see page 17 of Amendment No. 2.

Part II. Information Not Required in Prospectus

Item 16.	Exhibits and financial statement schedules, page 11-2

7.	We note your revised disclosure in the prospectus regarding the Stockholders’ Agreement you plan to execute with certain principal stockholders. Please file this agreement as an exhibit to your registration statement.

RESPONSE: We acknowledge the Staff’s comment and have filed the Stockholders’ Agreement as an exhibit to Amendment No. 2. In addition, we have filed substantially all of the other exhibits listed in our exhibit index with Amendment No. 2.

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Securities and Exchange Commission

April 10, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or E. Ramey Layne at (713) 758-4629.

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ Christopher A. Wright
Name:	Christopher A. Wright
Title:	Chief Executive Officer

Enclosures

cc:	Michael Stock, Chief Financial Officer

David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Troy Reisner, Deloitte & Touche LLP

Doug Reeb, EKS&H LLLP